
January 11, 2011

By U.S. Mail and facsimile to 011-86-10-85189797

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re: NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your response letter dated January 4, 2011 and have the following comments. As noted in our comment letter dated March 19, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2009

Risk Factors, page 9

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, page 16

1. Based on your responses to our prior comments four through 11 regarding the preparation of your U.S. GAAP financial statements and management's assessment of your internal control over financial reporting, please expand your risk factors to describe those factors

that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP.   These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited knowledge of U.S. GAAP and do not have professional experience with U.S. GAAP and SEC rules and regulations. In this regard, it is unclear to us how you reasonably concluded you do not have any material weaknesses in your internal controls over financial reporting as of September 30, 2009 given your limited U.S. GAAP knowledge and SEC rules and regulation. Note that if you have material weakness(es), your internal control over financial reporting assessment cannot be effective. Please explain or revise your internal control over financial reporting assessment here and in Item 9A, as appropriate.

2. In addition to providing risk factor disclosure, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K

You may contact Donna Di Silvio at 202-551-3202 if you have any questions. In her absence you may contact me at (202) 551-3377.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: Mr. Daniel H. Luciano, Esq.
        via facsimile to 847-556-1456